

September 28, 2012

Via E-mail
Mr. Floyd L. Smith
President and Chief Executive Officer
Petron Energy II, Inc.
17950 Preston Road, Suite 960
Dallas, Texas 75252

>   **Re: Petron Energy II, Inc.
>   Amendment No. 2 to Form 8-K
>   Filed August 24, 2012
>   Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
>   Filed August 24, 2012
>   Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2012
>   Filed August 24, 2012
>   Response dated August 24, 2012
>   File No. 333-160517**

Dear Mr. Smith:

We have reviewed your amendments, and your letter dated August 24, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   We note that you have not complied with prior comment four, regarding your failure to file an interim report for the quarter ended November 30, 2011, which you had indicated was a period that closed prior to your decision to change your fiscal year-end. Given that you are now claiming to have succeeded to the oil and gas producing activities (as defined) of Petron Special in August 2011, rather than January 2012 as previously

reported, tell us when the decision to change your fiscal year end was made and explain the reasons for any delay in announcing this change. We suggest that you contact us by telephone to discuss the manner by which you intend to respond to this comment. We reissue prior comment four.

2.   We note your response to comment 5 from our letter to you dated June 22, 2012, as well as the unchanged disclosure at pages 39 and 47. Please revise your disclosure to explain the relationship between Petron Energy, Inc. and Petron Energy II, Inc. Also clarify early on in your disclosure, if true, that when you refer to "Petron" you are referring to Petron Energy II, Inc. (i.e., "the Company").

3.   We note your response to comment 7 from our letter to you dated June 22, 2012. Because it is unclear to us where the responsive disclosure appears in the Form 10-K amendment, we re-issue the comment. Please provide a description of the assets which are the subject of the Asset Acquisition Agreement with ONE Energy Capital Corp. and its affiliates, or tell us where this disclosure is located.

Properties, page 21

4.   Your response to prior comment eight from our letter to you dated June 22, 2012 indicates that you have amended your document to provide the disclosures required by Subpart 1200 of Regulation S-K. However, we are not able to find such disclosure in your amended document. Please provide an additional response which addresses each of the specific disclosure requirements of Subpart 1200 of Regulation S-K and which clearly indicates where corresponding disclosure has been included in your amended document. To the extent that required disclosure has been omitted, file an additional amendment which includes all omitted disclosures.

Management's Discussion and Analysis, page 22

General

5.   We note that although you indicate revisions were made to comply with prior comment nine, pertaining to the disclosures required by Item 303 of Regulation S-K, these do not appear in your amended filing. We reissue prior comment nine.

Financial Statements

Note 3 - Reverse Merger Transaction, page 37

6.   We note your response to prior comment 14 stating "The January 3, 2012 merger was simply a statutory merger between the two entities under Nevada state law to create a single entity... [and] has nothing to do with the acquisition of Petron Energy Special Corp ("PESC") by Petron Energy II ("PEII")." Given that you have not been able to provide a consistent and informative explanation of the transactions and events underlying your financial presentation, further revisions to your accounting and disclosures are necessary.

You should expand or revise your documents as necessary to address each of the following points.

(a)   Describe the assets conveyed in exchange for the 3 million shares that were issued on August 31, 2011. If your description is different than as provided in Note 9 to the audited financial statements in the Form 10-K that you filed on December 14, 2011, for the fiscal year ended August 31, 2011, provide a thorough explanation for the inconsistency.

(b)   Describe the assets that were subsequently transferred in exchange for the 17 million shares and specify the date that these shares were in fact issued to acquire the remaining assets from Petron Energy Special Corp. If these assets were transferred in advance of January 3, 2012, you should disclose the circumstances under which that decision was made.

(c)   Explain the manner by which the business of Petron Energy Special Corp was managed during the transition in ownership, while the assets utilized in its operations were held in separate entities. Describe the terms of any operating agreements or other measures taken which ensured there would be no disruption in its operations during the period of uncertainty.

(d)   Given that you are claiming to have succeeded to the business of Petron Energy Special Corp as of August 31, 2011, you should explain why you filed the Form 8-K on January 6, 2012 to report that your acquisition on January 3, 2012 caused you to no longer be a shell company.

(e)   Explain your rationale for reporting the August 31, 2011 issuance of 3 million shares in exchange for equipment, the subsequent issuance of 17 million shares in exchange for the oil and gas assets of Petron Energy Special Corp., and conversion of the preferred shares into common shares retroactively in your Statement of Stockholders' Equity. Since you have not previously addressed an exchange involving preferred shares or shown any connection with the conveyance of operations, the manner by which this element relates to your transaction must be established.

(f)   Disclose the date that shares of the public entity were conveyed from Petron Energy Special Corp to its shareholders. If this was not January 3, 2012, you should reconcile this event (with a detailed explanation) to the share ownership indicated as of the "statutory merger" date.

(g)   Since you are attempting to follow a reverse merger accounting model, it is unclear why shares never held by Petron Energy Special Corp. and not constituting any measure of its control over the public entity, would be shown retroactively in your Statement of Stockholders' Equity rather than as issued in connection with the conveyance of operations. Please revise your presentation accordingly and explain the manner of presentation.

(h)   As you have discontinued reporting the historical activity of the registrant you should include an explanation to clarify that your financial reporting subsequent to the conveyance of operations reflects the historical accounts of Petron Energy Special Corp (if true) as your predecessor.

Note 4 - Producing Oil and Gas Properties, page 38

7.   Your disclosures under this heading show a recasting of equity accounts. This disclosure appears to belong in Note 3. Please revise your filing to reposition this disclosure, and add the information about oil and gas properties that is currently missing.

Supplemental Information on Oil and Gas (Unaudited)

Reserve Information, page F-20

8.   In response to prior comment 19 you explain that since you were a private company in 2010 no reserve report was required. However, as you are now a public company, as a predecessor and consistent with your reverse merger accounting model, you must comply with the provisions of FASB ASC 932-235-50-2 for all periods presented. We reissue prior comment 19.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Financial Statements

General

9.   Revise the accounting and disclosures in your first and second quarterly reports as necessary to resolve the concerns outlined in our comments and to conform with all revisions required in your annual report. You should include an explanatory note in the forepart of each amendment summarizing the reasons for the amendment, describing the nature of the revisions and identifying the particular sections and pages of the filings where further details are presented.

10.   We note that you have not complied with prior comments 26 and 28, regarding various details of your Asset Purchase Agreement with ONE Energy, including your valuation. Please address the following points:

(a)   Explain why you believe the transaction should not be accounted for as a business combination as defined in FASB ASC 805 and, as previously requested, submit the analysis of significance that you performed in determining that financial statements were not required to be filed to comply with Rule 3-05 of Regulation S-X

(b)   Tell us how you applied the valuation guidance in FASB ASC 805-50-30-2, with details sufficient to understand why you believe the deemed value of $1 per preferred share represents fair value and is more reliably measureable than the fair value of the net assets acquired. It should be clear how you have taken into account the automatic conversion feature of the preferred shares, your designation of such shares as common stock equivalents, and the reserve report relied upon in figuring the impairment of the property interests received in exchange.

(c)   Given the current trading price of your common stock, it appears that holders of the preferred shares issued pursuant to this transaction would be entitled to receive approximately 59 million ($5.9 million / $0.10) shares of common stock upon conversion. If true, include this disclosure in your filing, along with any other material conversion provisions.

(d)   Explain how your classification of the preferred shares within equity conforms with the guidance in FASB ASC 815-40-25-10 and 26. If the number of shares issuable upon conversion are indeterminate because this depends on a future price in order to equate to the deemed value, submit the revisions you propose to comply with this guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 or in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director